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Sean Oliver · 3rd

Producer

Tempe, Arizona, United States ·

Contact info

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Phoenix Palm Productions

Arizona State University

Featured



 ★★★★★ (6 Reviews)

Imaginary Bullets - Short Film
amazon.com

Two children are among the first of humanity to
discover a shocking phenomenon, and as the worl...



"Natural Promotion" sh
YouTube

Winner of the 2017 Dann
...

Experience

Owner
Phoenix Palm Productions · Full-time
May 2021 – Present · 4 mos
Mesa, Arizona, United States

Producing the indie comedy/horror "Forever Home"



Student Education Coordinator
IFP Phoenix · Freelance
Jun 2015 – Present · 6 yrs 3 mos

I'm in charge of setting up and running summer film camps for students in middle school and high school. We host affordable week-long camps that have the kids write, film, and edit a movie of their own in only five days.



Director
Amoroma Productions · Freelance
Feb 2018 – Present · 3 yrs 7 mos

- Director
- Writer
- Camera Operator
- Producer

Owner
Third Productions
Dec 2009 – Present · 11 yrs 9 mos

Independent film production company based out of Phoenix, AZ.

Assistant Coach
Dobson Speech And Debate
May 2007 – May 2009 · 2 yrs 1 mo
Phoenix, Arizona Area

Managed the 100+ team in addition to being head coach for Humorous Interpretation and Duo Interpretation.

Education



Arizona State University
Film Production
2007 – 2009



